SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 17, 2013

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

MEDIA RELEASE  •  COMMUNIQUE AUX MEDIAS  •  MEDIENMITTEILUNG

Novartis announces final agreement with Dr. Daniel Vasella

Basel, July 17, 2013 – The Novartis Board of Directors today announced a final agreement with its former Chairman, Dr. Daniel Vasella.

Since the Novartis Annual General Meeting (AGM), Dr. Daniel Vasella has provided certain transitional services, including select board mandates with subsidiaries of the company, to support the ad interim Chairman and the new Chairman who will assume office on August 1, 2013. For his services during this transition period, extending from the AGM on February 22, 2013, through October 31, 2013, Dr. Vasella will receive cash of CHF 2.7 million, and 31,724 unrestricted shares as of October 31, 2013 (the current market value of the shares is approximately CHF 2.2 million).

Dr. Vasella will subsequently be available to the company, at the company’s request and discretion, to provide specific consulting services, such as the coaching of high potential associates of Novartis and speeches at key Novartis events. This consulting agreement is effective as of November 1, 2013, through the end of 2016. Dr. Vasella will be compensated at a rate of USD 25,000 per consulting day, with an annual guaranteed minimum fee of USD 250,000, for each of the calendar years 2014, 2015 and 2016.

“We are pleased that we will be able to call on Daniel Vasella’s services and to have the opportunity to benefit from his knowledge and long-term experience in shaping a global healthcare leader,” said Prof Dr. Ulrich Lehner, Novartis Chairman ad interim.

As announced previously, Dr. Vasella will hold the title as Honorary Chairman in recognition of his significant achievements on behalf of the company. There are no rights associated with this role in addition to his fiduciary duty as Honorary Chairman, and Dr. Vasella will not attend board meetings. No compensation will be provided in relation to this role other than administrative support and security which are usual and customary for a position of this nature.

Disclaimer

This press release contains expressed or implied forward-looking statements, including statements that can be identified by terminology such as “expects,” or similar expressions. Such forward-looking statements reflect the current views of the Group regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results expressed or implied by such statements. These expectations could be affected by, among other things, risks and factors referred to in the Risk Factors section of Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update it in the future.

About Novartis

Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care, cost-saving generic

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pharmaceuticals, preventive vaccines and diagnostic tools, over-the-counter and animal health products. Novartis is the only global company with leading positions in these areas. In 2012, the Group achieved net sales of USD 56.7 billion, while R&D throughout the Group amounted to approximately USD 9.3 billion (USD 9.1 billion excluding impairment and amortization charges). Novartis Group companies employ approximately 131,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

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Novartis Media Relations

Central media line : +41 61 324 2200
Eric Althoff Novartis Global Media Relations +41 61 324 7999 (direct) +41 79 593 4202 (mobile) eric.althoff@novartis.com	Anja von Treskow Novartis Global Media Relations +41 61 324 8137 (direct) +41 79 367 4723 (mobile) anja.von_treskow@novartis.com

e-mail: media.relations@novartis.com

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Novartis Investor Relations

Central phone:	+41 61 324 7944
Samir Shah	+41 61 324 7944	North America:
Pierre-Michel Bringer	+41 61 324 1065	Stephen Rubino	+1 862 778 8301
Thomas Hungerbuehler	+41 61 324 8425	Jill Pozarek	+1 212 830 2445
Isabella Zinck	+41 61 324 7188	Edwin Valeriano	+1 212 830 2456

e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date:	July 17, 2013	By:	/s/ MALCOLM B. CHEETHAM

		Name:	Malcolm B. Cheetham
		Title:	Head Group Financial
Reporting and Accounting